August 21, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (212) 836-2813

Mr. Alain J. P. Belda
Chief Executive Officer
Alcoa Inc.
390 Park Avenue
New York, New York 10022-4608

> **Re: Alcoa Inc.**
> **Definitive 14A**
> **Filed February 26, 2007**
> **File No. 001-03610**

Dear Mr. Belda:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 19
General

1. The emphasis of your Compensation Discussion and Analysis should be an

analysis of the levels of compensation paid to the named executive officers. In this regard, your disclosure lacks sufficient quantitative and qualitative analysis of the Compensation and Benefits Committee's determinations regarding the level of payout for each particular form of compensation. Throughout your Compensation Discussion and Analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on page 22, you state that business unit incentive compensation payouts ranged from 16% to 166% and that the corporate composite payout was 111% of target yet, you provide little insight into how these figures relate to the specific payouts that were made in 2006. Similar disclosure in this regard should be provided for Alcoa's equity-based long-term incentive compensation. Refer to Item 402(b) of Regulation S-K and Section II.B. of Release No. 33-8732A.

2. You should provide clear disclosure that addresses how decisions regarding particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. From a general standpoint, it appears that the Committee relies heavily on the Committee's analysis of tally sheets that contain historical information relating to each named executive officer's prior compensation opportunities. Yet, it also appears that the Committee gives significant weight to the extent to which compensation of Alcoa's named executive officers compares to the companies against which you benchmark compensation. Please address the Committee's analysis of the tally sheets and how the information contained therein resulted in specific awards for the fiscal year for which compensation is being reported. In this regard, your disclosure throughout the Compensation Discussion and Analysis should be expanded to explain and place in context how each element of compensation was considered, how particular payout levels were determined, and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b) of Regulation S-K and Section II.B. of Release No. 33-8732A.

3. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note wide disparities in Mr. Belda's salary, cash bonus, and 2006 equity awards, as compared to that of the named executive officers. Given this, please provide a more detailed discussion of how and why Mr. Belda's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from those of other officers, this should be discussed on an individualized basis.

4. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please give adequate consideration to Instruction 2 to Item 402(b) of Regulation S-K in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A.

5. Although you provide a description of how company performance affects annual bonuses and equity-based awards, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure indicating that the committee exercised its judgment regarding individual performance of each named executive officer. In this regard, we also note disclosure of numerous percentages that attempt to place in context the target awards for the executives; however, it is unclear what these target goals are from your disclosure. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. Also, expand your discussion and analysis of the factors the Committee considered in establishing personal objectives for Mr. Belda. See Item 402(b)(2)(vii) of Regulation S-K.

Peer Group Information, page 20

6. We note that you use peer group information and rely on it to determine various elements of compensation; however, it is difficult to determine to which companies you benchmark or on which companies you rely. Please revise to state those companies that you use to benchmark compensation. In addition, please specify how each element of compensation relates to the data you have analyzed from the comparator companies. Your disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Other Performance Factors, page 22

7. Please be advised that the general disclosure on page 22 addressing the level of difficulty associated with achieving performance goals is not sufficient. Please disclose these performance goals or to the extent you believe that disclosure of these goals is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the

Mr. Alain J. P. Belda
Alcoa Inc.
August 21, 2007
Page 4

undisclosed target levels or other factors. Please provide insight into the factors considered by the Compensation and Benefits Committee prior to the awarding of performance-based compensation such as correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Equity Awards, page 22

8. Please provide a materially complete description of the process by which you grant reload stock options and the reasons why the company utilizes this element of compensation. We note some disclosure in this regard in footnote (4) of the Outstanding Equity Awards table but the Compensation Discussion and Analysis should address this form of compensation in detail.

Executive Severance and Other Termination Benefits, page 39

9. Please revise to provide or indicate where you have explained how you determined the appropriate payment and benefit levels. Refer to Item 402(j)(3) of Regulation S-K.

10. Please revise to disclose by footnote, or indicate where you have already provided, the aggregate number of stock awards outstanding at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Compensation and Benefits Committee, page 50

11. We note in your disclosure on page 20 that you use Frederic W. Cook & Co. Inc.; however, your description regarding the consultant's role is limited. Please revise to provide a materially complete description of your consultant's role, the nature and scope of the assignments and a description of their responsibilities in the context of interaction with management. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel